UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RAND LOGISTICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

752182105
(CUSIP Number of Common Stock Underlying Warrants)

Laurence S. Levy
Chairman of the Board and Chief Executive Officer
Rand Logistics, Inc.
461 Fifth Avenue, 25th Floor
New York, New York  10017
(212) 644-3450
Fax: (212) 644-6262
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Person)

Copies To:
Todd J. Emmerman
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York  10022
(212) 940-8873
Fax: (212) 940-8776

 CALCULATION OF FILING FEE:

Transaction valuation(1)	Amount of filing fee(1)
$519,449	$20.41
_______________
(1)
Estimated for purposes of calculating the amount of the filing fee only. Rand Logistics, Inc. (the “Company”) is offering, for a period of twenty (20) business days, to all holders of the Company’s 5,194,489 warrants issued by the Company in its initial public offering, the opportunity  to exercise such warrants by tendering twenty-five warrants for one (1) share of common stock, on a cashless basis (the “Offer”). The transaction value is calculated pursuant to Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, which equals $39.30 for each $1,000,000 of the value of the transaction.  The transaction valuation was determined by using the last trading price of the warrants on September 22, 2008, which was $0.10.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  N/A
Form or Registration Number:  N/A
Filing Party:  N/A
Date Filed:  N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of a tender offer: ☐

The alphabetical subsections used in the Item responses below correspond to the alphabetical subsections of the applicable items of Regulation M-A promulgated under the Federal securities laws.

Item 1.   SUMMARY TERM SHEET

The information under the heading “Summary” in the Offer Letter filed as Exhibit (a)(1) to this Schedule TO is incorporated herein by reference.

Item 2.   SUBJECT COMPANY INFORMATION

(a)
The name of the subject company (issuer) and filing person (offeror) is Rand Logistics, Inc., a Delaware corporation. The address and telephone number of its principal executive offices are 461 Fifth Avenue, 25th Floor, New York, New York  10017, telephone (212) 644-3450.

(b)
As of  September 22, 2008, the Company had 5,194,489 warrants to purchase common stock outstanding that were issued in the Company’s initial public offering, which warrants are subject to the Offer. The warrants are exercisable for an aggregate of 5,194,489 shares of common stock of the Company.

(c)
Information about the trading market and price of the subject securities under ‘‘The Offer, Section 6: Price Range of Common Stock, Warrants and Units’’ of the Offer Letter is incorporated herein by reference.

Item 3.   IDENTITY AND BACKGROUND OF FILING PERSON

(a)
The Company is the filing person and the subject company. The address and telephone number of the Company and each of the Company’s executive officers and directors is Rand Logistics, Inc., 461 Fifth Avenue, 25th Floor, New York, New York  10017, telephone (212) 644-3450.

Pursuant to General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission (the “SEC”), the following persons are directors and/or executive officers of the Company:

Name	Position with the Company
Laurence S. Levy	Chairman of the Board and Chief Executive Officer
Edward Levy	President
Joseph W. McHugh, Jr.	Chief Financial Officer
Scott Bravener	President of Lower Lakes Towing Ltd. and Director
Isaac Kier	Director
Jonathan Brodie	Director
H. Cabot Lodge, III	Director
Michael D. Lundin	Director

Item 4.   TERMS OF THE TRANSACTION

(a)
Information about the terms of the transaction under “The Offer, Sections 1 through 13” of the Offer Letter is incorporated herein by reference. There will be no material differences in the rights of security holders as a result of this transaction.

(b)	Each director of the Company who owns warrants intends to exercise some or all of his warrants pursuant to this Offer. See Item 8(a) herein for more information.

 Item 5.   PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(e)	None.

Item 6.   PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(a)	The information about the purpose of the transaction under “The Offer, Section 5.B. Purpose of the Offer” is incorporated herein by reference.

(b)	The securities acquired will be retired.

(c)
No plans or proposals described in this Schedule TO or in any materials sent to the holders of the warrants in connection with this Offer relate to or would result in the conditions or transactions described in Regulation M-A, Items 1006(c)(1)-(10). The exercise of the warrants resulting from the modification of the exercise terms would trigger the acquisition by such exercising holders of additional shares of common stock of the Company.

Item 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

Item 8.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a)
The Company does not beneficially own any of the warrants.  Members of the Company’s board of directors and its executive officers collectively hold 1,545,299 warrants (or 29.75% of the total outstanding warrants), which they purchased in the open market.  Specifically, Laurence S. Levy beneficially owns 808,784 warrants (or 15.57% of the total outstanding warrants), Edward Levy beneficially owns 70,902 warrants (or 1.36% of the outstanding warrants), Joseph W. McHugh, Jr. beneficially owns 1,708 warrants (or 0.03% of the outstanding warrants), Scott Bravener owns 53,489 warrants (or 1.03% of the outstanding warrants), Isaac Kier beneficially owns 607,000 warrants (or 11.69% of the outstanding warrants), Jonathan Brodie owns 1,708 warrants (or 0.03% of the outstanding warrants) and H. Cabot Lodge III owns 1,708 warrants  (or 0.03% of the outstanding warrants).  Each director and officer of the Company who owns warrants intends to tender some or all of his warrants.

(b)
On August 7, 2008, the Company purchased 21,500 warrants from H. Cabot Lodge III, a director of the Company, in a privately negotiated transaction for $0.40 per warrant or an aggregate purchase price of $8,600.

Item 9.   PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)
The Company has retained Continental Stock Transfer & Trust Company (“Continental”) to act as the Depositary and Morrow & Co., LLC (“Morrow”) to act as the Information Agent. Morrow may contact warrant holders by mail, telephone, facsimile, telex, telegraph or other electronic means, and may request brokers, dealers, commercial banks, trust companies and other nominee warrant holders to forward material relating to the Offer to beneficial owners. Each of Continental and Morrow will receive reasonable and customary compensation for its services in connection with the Company’s Offer, plus reimbursement for out-of-pocket expenses, and will be indemnified by the Company against certain liabilities and expenses in connection therewith.

Item 10. FINANCIAL STATEMENTS

(a)
Incorporated by reference are the Company’s financial statements for the fiscal years ended March 31, 2008 and 2007 that were furnished in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on June 26, 2008 and the Company’s financial statements for the three month period ended June 30, 2008 that were furnished in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 14, 2008.  The full text of the Annual Report on Form 10-K and Quarterly Report on Form 10-Q, as well as the other documents the Company has filed with the SEC prior to, or will file with the SEC subsequent to, the filing of this Tender Offer Statement on Schedule TO can be accessed electronically on the SEC’s website at www.sec.gov.

(b)	None.

Item 11. ADDITIONAL INFORMATION

(a)	(1)
There are no present or proposed contracts, arrangements, understandings or relationships between the Company and its executive officers, directors or affiliates relating, directly or indirectly, to the Offer.

(2)	There are no applicable regulatory requirements or approvals needed for the Offer.

(3)	Not applicable.

(4)	The margin requirements of Section 7 of the Securities Exchange Act of 1934, as amended, and the related regulations are inapplicable.

(5)	None.

(b)	None.

 Item 12. EXHIBITS

The following are attached as exhibits to this Schedule TO:

(a)	(1)	Offer Letter to Warrant Holders, dated September 26, 2008.

(2)	Letter of Transmittal.

(3)	Notice of Guaranteed Delivery.

(4)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(5)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(6)
Registrant’s Registration Statement on Form S-1 (File No. 333-117051) initially filed June 30, 2004, as amended, and Post-Effective Amendment on Form S-3 to Form S-1 filed May 17, 2006 (Incorporated herein by reference).

(7)	Annual Report on Form 10-K for the year ended March 31, 2008 filed on June 26, 2008 with the SEC (Incorporated herein by reference).

(8)	Definitive Proxy Statement for the Company’s 2008 annual meeting filed on July 29, 2008 with the SEC (Incorporated herein by reference).

(9)	Quarterly Report on Form 10-Q for the three months ended June 30, 2008 filed on August 14, 2008 with the SEC (Incorporated herein by reference).

(10)	Press Release, dated September 23, 2008.

(b)	Not applicable.

(c)	Not applicable.

(d)	None.

(e)	Not applicable.

Item 13. INFORMATION REQUIRED BY SCHEDULE 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RAND LOGISTICS, INC.

By:	/s/ Laurence S. Levy
Name:	Laurence S. Levy
Title:	Chairman of the Board and Chief Executive
Officer

Date:  September 26, 2008

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